Noel M. Gruber Senior Counsel 1250 24th Street NW, Suite 700 Washington, DC 20037 T (202) 349-8043 ngruber@buckleysandler.com

December 6, 2017

VIA EDGAR

Mr. Michael Clampitt

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington DC 20549-4561

Re:                             Luther Burbank Corporation (CIK 0001475348)

Pre-Effective Amendment No. 2 to Registration Statement on Form S-1

File No.: 333-221455

Dear Mr. Clampitt:

On behalf of Luther Burbank Corporation (the “Company”), we hereby provide the Company’s response to the comment contained in your letter dated, December 6, 2017 relating to the above referenced Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

For convenience we have preceded the Company’s response with the Commission Staff’s comment.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Capitalization, page 58

1.        Please revise the stockholders’ equity section of the pro forma column within the capitalization tabular disclosure on page 59 to be consistent with the pro forma stockholders’ equity section of the Unaudited Pro Forma Condensed Balance Sheet on page 23.

The filing has been revised at page 59 in accordance with the comment.

If you have any questions regarding this response, or if you have any further comments, please contact the undersigned at 202.349.8043 or by email at ngruber@buckleysandler.com.

Very truly yours,

/s/ Noel M. Gruber

Noel M. Gruber